Exhibit 99.B(d)(5)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT FOR THE SEI
DAILY INCOME TRUST

THIS AMENDMENT to the Investment Sub-Advisory Agreement for the SEI Daily Income Trust between Metlife Investment Management, LLC (the “Sub-Adviser”) and SEI Investments Management Corporation, a Delaware corporation (the “Adviser”), is made effective as of the  11  day of September, 2019.

WHEREAS, the Sub-Adviser and the Adviser previously entered into an Investment Sub-Advisory Agreement dated as of September 15, 2017 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to clarify rights with respect to use of Sub-Adviser’s Name.

NOW, THEREFORE, the parties to this Amendment, intending to be legally bound, agree as follows:

1.           Unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Agreement.

2.           Unless otherwise set forth herein, all provisions of the Agreement shall remain in effect.

3.           The following paragraph is hereby added to the Agreement:

16. Use of Name. The Sub-Adviser consents to the use of its legal name or trade name in analytical reports and materials, regulatory materials, marketing pieces and advertising materials developed by the Adviser or an affiliate thereof for use in any of its service offerings. Nothing in this paragraph shall be deemed to grant the Adviser or its affiliates any right in or license to any trademark, trade name or logo that is proprietary to the Sub-Adviser.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed by their officers designated below as of the day and year first written above.

SEI Investments Management Corporation	Metlife Investment Management, LLC

By:	By:
/s/William T. Lawrence	/s/Jude T. Driscoll
Name:	Name:
William T. Lawrence	Jude T. Driscoll
Title:	Title:
Vice President	EVP